

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Mr. Dale E. Williams
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, KY 40511

> **Re:** **Tempur Sealy International, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 1, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 1-31922**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Condensed Consolidated Financial Statements

(13) Income Taxes, page 27

1. We note your disclosure on page 27 that the impact of terminating the Bilateral APA program has been considered in your September 30, 2013 estimate of uncertain tax benefits. So that we may more fully understand your accounting for this tax assessment dispute with the Danish Tax Authority, please tell us specifically how you considered this matter in determining your estimate of uncertain tax benefits as of September 30, 2013. Please ensure that your response describes the procedures you undertake on a quarterly basis to develop your estimate for uncertain tax benefits related to this issue. Please also tell us the extent to which your estimate for uncertain tax benefits has changed since

December 31, 2012 as a result of this dispute and how you determined the amount of change to your estimate.

(17) Guarantor/non-Guarantor Financial Information, page 31

2. Your supplemental condensed consolidated balance sheet on page 36 indicates that nearly 80% of your consolidated long-term debt is attributable to your combined guarantor subsidiaries with the remainder attributed to the parent company. However, this does not seem consistent with the amount of interest expense allocated to your combined guarantor subsidiaries for the three and nine months ended September 30, 2013. Please tell us the reason for this apparent discrepancy.

Exhibits 31.1, 31.2, and 32.1

3. We note that the management certifications included within your Forms 10-Q for the periods ended June 30, 2013 and September 30, 2013 make reference to the former name of your company. Please ensure that your future filings, beginning with your Form 10-K for the year ended December 31, 2013 correctly reference the current name of your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3768 if you have any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief